UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549-1004





                                  FORM U-9C-3


                     QUARTERLY REPORT PURSUANT TO RULE 58


              For the quarterly period ended December 31, 2000





                             Northeast Utilities
                     ------------------------------------
                      (Name of registered holding company)





                     107 Selden Street, Berlin, CT 06037
                   ---------------------------------------
                   (Address of principal executive offices)





Name and telephone number of officer to whom inquiries concerning this report should be directed:

John J. Roman, Vice President and Controller
Telephone number:  860-665-5000




                                  GENERAL INSTRUCTIONS

A.  Use of Form

    1. A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company. The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

    2. The requirement to provide specific information by means of this form supersedes any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

    3. Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

    4. Notwithstanding the specific requirements of this form, this Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B.  Statements of Monetary Amounts and Deficits

    1. Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

    2. Deficits and other similar entries shall be indicated by either brackets or parentheses. An explanation should be provided by footnote.

C.  Formal Requirements

    This form, including exhibits, shall be filed with Commission electronically pursuant to Regulation S-T(17 CFR 232.10 et seq.).
    A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public utility company that is an associate company of a reporting company. Each report shall provide the name and telephone number of the person to whom inquiries concerning the report should be directed.

D.  Definitions

    As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b). All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations thereunder.



ITEM 1 - ORGANIZATION CHART

-------------------------------------------------------------------------------
Instructions
-------------------------------------------------------------------------------

1. Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2. Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof. Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation "(*)" for each inactive company.

3. Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4. Provide a narrative description of each reporting company's activities during the reporting period.

-------------------------------------------------------------------------------
Fourth quarter not required.


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

-------------------------------------------------------------------------------
Instruction
-------------------------------------------------------------------------------
With respect to a transaction with an associate company, report only the type and principal amount of securities involved.
-------------------------------------------------------------------------------


                                                        Person
Company        Type of  Principal                      to Whom      Collateral  Consideration  Company        Amount of
Issuing        Security Amount of    Issue or Cost of  Security     Given With  Received for   Contributing   Capital
Security       Issued   Security     Renewal  Capital  Was Issued   Security    Each Security  Capital        Contribution
-------------- -------- ------------ -------- -------  ------------ ----------  -------------  -------------  ------------

Select
Energy, Inc.   No transactions this quarter.

Select
Energy
Portland
Pipeline, Inc. No transactions this quarter.

Northeast
Generation
Services
Company        No transactions this quarter.

Select Energy
Contracting,
Inc.           No transactions this quarter.

Reeds Ferry
Supply Co.,
Inc.           No transactions this quarter.

HEC/Tobyhanna
Energy
Project, Inc.  No transactions this quarter.

Yankee Energy
Services
Company        No transactions this quarter.

Southbridge
Power &
Thermal, LLC   No transactions this quarter.

R.M.
Services, Inc. No transactions this quarter.

                                                       NU
Acumentrics    Common                                  Enterprises,
Corporation    Stock    $5,000,000   Issue    N/A      Inc.         N/A         $5,000,000     N/A            N/A

ERI/HEC
EFA-Med, LLC  No transactions this quarter.



ITEM 3 - ASSOCIATE TRANSACTIONS

-------------------------------------------------------------------------------
Instructions
-------------------------------------------------------------------------------
1. This item is used to report the performance during the quarter of contracts among reporting companies and their associate companies, including other reporting companies, for service, sales and construction. A copy of any such contract not filed previously should be provided as an exhibit pursuant to Item 6.B.

2. Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting companies, respectively.
-------------------------------------------------------------------------------

Part I - Transactions performed by reporting companies on behalf of associate companies.


                                                                       Total Amount
                                                                         Billed*
Reporting               Associate
Company                 Company             Types of                   Three months
Rendering               Receiving           Services                      ended
Services                Services            Rendered                December 31, 2000
----------------------- ------------------- --------------          ------------------
                                                                        (Thousands
                                                                        of Dollars)
Northeast               Select
Generation              Energy, Inc.        Electrical and
Services                                    Mechanical services           $   24
Company                                                                   ======


Northeast               Northeast
Generation              Nuclear Energy      Electrical and
Services                Company             Mechanical services           $1,728
Company                                                                   ======


Northeast               The
Generation              Connecticut
Services                Light & Power       Electrical and
Company                 Company             Mechanical services           $    4
                                                                          ======

Northeast               Public Service
Generation              Company of          Electrical and
Services                New Hampshire       Mechanical services           $  282
Company                                                                   ======


Northeast               Holyoke Water
Generation              Power Company       Electrical and
Services                                    Mechanical services           $4,828
Company                                                                   ======


Northeast               Northeast
Generation              Generation          Electrical and
Services                Company             Mechanical services           $3,223
Company                                                                   ======

                                            Wholesale
Reeds Ferry             Select Energy       Purchasing
Supply Co., Inc.        Contracting, Inc.   Services                      $  184
                                                                          ======
                                            Phone Center
R.M. Services, Inc.     Yankee Gas          Management
                        Services Company    Services                      $  519
                                                                          ======
Northeast               North Atlantic
Generation              Energy Service      Electrical and
Services                Corporation         Mechanical services           $   72
Company                                                                   ======

Northeast               Yankee Energy       Electrical and                $   76
Generation              Service Company     Mechanical services           ======
Services
Company

Northeast               Northeast           Electrical and                $    3
Generation              Utilities           Mechanical services           ======
Services                Service
Company                 Corporation



Part II - Transactions performed by associate companies on behalf of reporting companies.

                                                                       Total Amount
                                                                         Billed*
Associate               Reporting
Company                 Company             Types of                   Three months
Rendering               Receiving           Services                      ended
Services                Services            Rendered                December 31, 2000
----------------------- ------------------- --------------          -----------------
                                                                       (Thousands)

Public Service Company  Select
of New Hampshire        Energy, Inc.        Miscellaneous                  $ 5
                                                                           ===


HEC Inc.                Select              Engineering Services
                        Energy, Inc.                                       $255
                                                                           ====
* 'Total Amount Billed' is direct costs only.


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
----------------------------------------
                                                  (Thousands of Dollars)

Total consolidated capitalization as of 12/31/00  $4,399,376          line 1

Total capitalization multiplied by 15%
 (line 1 multiplied by .15)                          659,906          line 2

Greater of $50 million or line 2                             $659,906 line 3

Total current aggregate investment:
 (categorized by major line of
  energy-related business):
   Select Energy, Inc.                               $44,873
   Select Energy Portland Pipeline, Inc.               5,386
   Northeast Generation Services Company                 650
   Select Energy Contracting, Inc.                    14,766
   Reeds Ferry Supply Co., Inc.                          (21)
   HEC/Tobyhanna Energy Project, Inc.                 26,660
   Yankee Energy Services Company                      6,695
   Southbridge Power & Thermal, LLC                     (230)
   R.M. Services, Inc.                                 9,358
   Acumentrics Corporation                            10,000
   ERI/HEC EFA-Med, LLC                                    1
                                                  -----------
   Total current aggregate investment                         118,138 line 4
                                                             ---------

Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the
registered holding company system                            $541,768 line 5
                                                             =========


ITEM 5 - OTHER INVESTMENTS

-------------------------------------------------------------------------------
Instruction
-------------------------------------------------------------------------------
This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.
-------------------------------------------------------------------------------

Major Line        Other          Other
of Energy-     Investment     Investment
Related          in Last        in This      Reason for Difference
Business       U-9C-3 Report  U-9C-3 Report  in Other Investment
-------------  -------------  -------------  ------------------------

NONE


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

-------------------------------------------------------------------------------
Instructions
-------------------------------------------------------------------------------
A. Financial Statements

1. Financial statements are required for reporting companies in which the registered holding company system has at least 50% equity or other ownership interest. For all other rule 58 companies, the registered holding company shall make available to the Commission such financial statements as are available to it.

2. For each reporting company, provide a balance sheet as of the end of the quarter and income statements for the three-month and year-to-date periods ending as of the end of the quarter, together with any notes thereto. Financial statements shall be for the first three quarters of the fiscal year of the registered holding company.

3. If a reporting company and each of its subsidiaries engage exclusively in a single category of energy-related or gas-related activity, consolidated financial statements may be filed.

4. Separate financial statements need not be filed for inactive companies or for companies engaged solely in the ownership of interests in energy-related or gas-related companies.

B. Exhibits

1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

2. A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

-------------------------------------------------------------------------------

A. Financial Statements

   Select Energy, Inc.:
     Balance Sheet - As of December 30, 2000
     Income Statement-Three months and twelve months ended December 31, 2000

   Select Energy Portland Pipeline, Inc.:
     Balance Sheet - As of December 31, 2000
     Income Statement-Three months and twelve months ended December 31, 2000

   Northeast Generation Services Company:
     Balance Sheet - As of December 31, 2000
     Income Statement-Three months and twelve months ended December 31, 2000

   Select Energy Contracting, Inc.:
     Balance Sheet - As of December 31, 2000
     Income Statement-Three months and twelve months ended December 31, 2000

   Reeds Ferry Supply Co., Inc.:
     Balance Sheet - As of December 31, 2000
     Income Statement-Three months and twelve months ended December 31, 2000

   HEC/Tobyhanna Energy Project, Inc.:
     Balance Sheet - As of December 31, 2000
     Income Statement-Three months and twelve months ended December 31, 2000

   Yankee Energy Services Company:
     Balance Sheet - As of December 31, 2000
     Income Statement-Three months and ten months ended December 31, 2000

   Southbridge Power & Thermal, LLC:
     Balance Sheet - As of December 31, 2000
     Income Statement-Three months and ten months ended December 31, 2000

   R.M. Services, Inc.:
     Balance Sheet - As of December 31, 2000
     Income Statement-Three months and ten months ended December 31, 2000

   ERI/HEC EFA-Med, LLC:
     Not Available as of December 31, 2000

   Northeast Utilities (PARENT):
     Fourth quarter not required

B. Exhibits

Exhibit No.   Description
-----------   -----------
6.B.2.1       The company certifies that a conformed copy of Form U-9C-3 for the previous quarter was filed with the following state commissions:

              Ms. Louise E. Rickard
              Acting Executive Secretary
              Department of Public Utility Control
              10 Franklin Square
              New Britain, CT 06051

              Ms. Mary L. Cottrell, Secretary
              Massachusetts Department of Telecommunications and Energy 100 Cambridge Street
              Boston, MA 02202

              Mr. Thomas B. Getz
              Executive Director and Secretary
              State of New Hampshire
              Public Utilities Commission
              8 Old Suncook Road, Building One
              Concord, NH 03301-7319



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)

                                                      December 31,
                                                          2000
                                                     --------------
                                                       (Thousands
                                                       of Dollars)
ASSETS
------
Current Assets:
  Accounts receivable, including unbilled
    revenues, net                                    $     116,388
  Accounts receivable from affiliated companies            122,777
  Taxes receivable                                           5,409
  Special deposits                                           2,538
  Unrealized gains on mark-to-market transactions           26,876
  Prepayments and other                                      6,199
                                                     --------------
    Total current assets                                   280,187
                                                     --------------

Deferred Charges:
  Intangibles, net                                          21,774
  Prepaid pension                                            1,368
  Other                                                     17,174
                                                     --------------
    Total deferred charges                                  40,316
                                                     --------------
Long-Lived Assets:
  Software                                                   9,600
  Other                                                      1,043
                                                     --------------
                                                            10,643
   Less: Accumulated provision for depreciation             (1,771)
                                                     --------------
                                                             8,872
  Capital additions in progress                                241
                                                     --------------
    Total long-lived assets                                  9,113
                                                     --------------
    Total Assets                                     $     329,616
                                                     ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)

                                                      December 31,
                                                          2000
                                                     --------------
                                                       (Thousands
                                                       of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies              $      84,700
  Advance from parent, non-interest bearing                 29,400
  Accounts payable                                         123,052
  Accounts payable to affiliated companies                  50,607
  Accrued taxes                                              1,706
  Other                                                     24,678
                                                     --------------
    Total current liabilities                              314,143
                                                     --------------

Stockholders' Equity:
  Common stock, $1 par value - 100 shares
   authorized and outstanding                                 -
  Capital surplus, paid in                                  90,151
  Retained deficit                                         (74,678)
                                                     --------------
    Total stockholders' equity                              15,473
                                                     --------------

    Total Liabilities and Stockholders' Equity       $     329,616
                                                     ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.




SELECT ENERGY, INC.
INCOME STATEMENT
(Unaudited)


                                            Three Months     Twelve Months
                                                Ended            Ended
                                            December 31,     December 31,
                                                2000             2000
                                           --------------   --------------
                                             (Thousands       (Thousands
                                             of Dollars)      of Dollars)

Operating Revenues                         $     405,519    $   1,786,514
                                           --------------   --------------
Operating Expenses:
  Purchased power, net interchange
   power and capacity                            417,693        1,767,810
  Depreciation                                       386            2,480
  Other                                           (1,208)          37,056
  Taxes other than income taxes                      789            4,373
                                           --------------   --------------
       Total operating expenses                  417,660        1,811,719
                                           --------------   --------------

Operating Loss                                   (12,141)         (25,205)
                                           --------------   --------------

Other (Loss)/Income                                 (155)             486
                                           --------------   --------------

Interest and financing costs                       3,044           11,219
                                           --------------   --------------

       Loss before income taxes                  (15,340)         (35,938)
                                           --------------   --------------

Income Tax Benefit:
  Federal and state income taxes, net             (8,543)         (16,411)
                                           --------------   --------------

Net Loss                                   $      (6,797)   $     (19,527)
                                           ==============   ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY PORTLAND PIPELINE, INC.
BALANCE SHEET
(Unaudited)


                                                  December 31,
                                                      2000
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
ASSETS
------
Current Assets:
  Cash                                           $         355
  Taxes receivable                                         151
                                                 --------------
    Total current assets                                   506
                                                 --------------
Investments:
  Other investments                                      3,268
                                                 --------------
    Total investments                                    3,268
                                                 --------------
Deferred Charges:
  Accumulated deferred income taxes                      1,613
                                                 --------------
    Total deferred charges                               1,613
                                                 --------------
    Total Assets                                 $       5,387
                                                 ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Accounts payable to affiliated companies       $           1
                                                 --------------
    Total current liabilities                                1
                                                 --------------
Stockholders' Equity:
  Common stock, $1 par value - authorized
   and outstanding 100 shares                             -
  Capital surplus, paid in                               9,257
  Retained deficit                                      (3,871)
                                                 --------------
    Total stockholders' equity                           5,386
                                                 --------------
    Total Liabilities and Stockholders' Equity   $       5,387
                                                 ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY PORTLAND PIPELINE, INC.
INCOME STATEMENT
(Unaudited)


                                         Three Months      Twelve Months
                                             Ended             Ended
                                         December 31,      December 31,
                                             2000              2000
                                        --------------    --------------
                                          (Thousands        (Thousands
                                          of Dollars)       of Dollars)

Operating Revenues                      $       -         $       -
                                        --------------    --------------

Operating Expenses:
  Operation and maintenance                     -                     7
                                        --------------    --------------
       Total operating expenses                 -                     7
                                        --------------    --------------

Operating Loss                                  -                    (7)
                                        --------------    --------------

Other Loss                                     (6,285)           (6,285)
                                        --------------    --------------

Interest and financing costs                    -                    35
                                        --------------    --------------

       Loss before income taxes                (6,285)           (6,327)
                                        --------------    --------------
Income Tax Benefit:
  Federal and state income taxes, net          (2,452)           (2,469)
                                        --------------    --------------

Net Loss                                $      (3,833)    $      (3,858)
                                        ==============    ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)


                                                   December 31,
                                                       2000
                                                  --------------
                                                    (Thousands
                                                    of Dollars)
ASSETS
------
Current Assets:
  Cash                                            $         128
  Accounts receivable                                     2,040
  Accounts receivable from affiliated companies           9,422
  Fuel, materials and supplies, at average cost             215
  Prepayments and other                                     666
                                                  --------------
    Total current assets                                 12,471
                                                  --------------

Deferred Charges:
  Other                                                      97
                                                  --------------
    Total deferred charges                                   97
                                                  --------------

Long-Lived Assets:
  Other                                                   1,741
                                                  --------------
                                                          1,741
   Less: Accumulated provision for depreciation            (764)
                                                  --------------
                                                            977
  Capital additions in progress                            (168)
                                                  --------------
    Total long-lived assets                                 809
                                                  --------------

    Total Assets                                  $      13,377
                                                  ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                   December 31,
                                                       2000
                                                  --------------
                                                    (Thousands
                                                    of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies           $       3,100
  Accounts payable                                        2,742
  Accounts payable to affiliated companies                4,997
  Accrued taxes                                           1,795
  Other                                                      60
                                                  --------------
    Total current liabilities                            12,694
                                                  --------------

Deferred Credits:
  Other                                                      33
                                                   -------------

Stockholders' Equity:
  Common stock, $1 par value - authorized
   and outstanding 100 shares                              -
  Capital surplus, paid in                                2,010
  Retained deficit                                       (1,360)
                                                  --------------
    Total stockholders' equity                              650
                                                  --------------

    Total Liabilities and Stockholders' Equity    $      13,377
                                                  ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
INCOME STATEMENT
(Unaudited)

                                        Three Months      Twelve Months
                                            Ended             Ended
                                        December 31,      December 31,
                                            2000              2000
                                       --------------    --------------
                                         (Thousands        (Thousands
                                         of Dollars)       of Dollars)

Operating Revenues                     $      14,299     $      44,395
                                       --------------    --------------

Operating Expenses:
  Operation                                    9,838            31,278
  Maintenance                                  4,098            12,839
  Depreciation                                    79                79
  Taxes other than income taxes                 (365)              321
                                       --------------    --------------
       Total operating expenses               13,650            44,517
                                       --------------    --------------
Operating Income/(Loss)                          649              (122)
                                       --------------    --------------

Other Loss                                       (45)              (44)
                                       --------------    --------------

Interest and financing costs                      88               205
                                       --------------    --------------

      Income/(loss) before income taxes          516              (371)
                                       --------------    --------------
Income Tax Expense/(Benefit):
  Federal and state income taxes, net            212              (139)
                                       --------------    --------------

Net Income/(Loss)                      $         304     $        (232)
                                       ==============    ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)




                                                  December 31,
                                                      2000
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
ASSETS
------
Current Assets:
  Cash                                           $       1,684
  Accounts receivable                                   11,382
  Receivables from affiliated companies                    364
  Other material and supplies                              495
  Prepayments and other                                    262
                                                 --------------
    Total current assets                                14,187
                                                 --------------

Long-Lived Assets:
  Other                                                 23,738
                                                 --------------
                                                        23,738
    Less: Accumulated provision for depreciation        (3,331)
                                                 --------------

    Total long-lived assets                             20,407
                                                 --------------


    Total Assets                                 $      34,594
                                                 ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)

                                                  December 31,
                                                      2000
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated company            $       3,790
  Accounts payable                                       3,439
  Accounts payable to affiliated companies               8,583
  Accrued taxes                                            307
  Other                                                  2,521
                                                 --------------
    Total current liablilities                          18,640
                                                 --------------
Deferred Credits:
  Accumulated deferred income taxes                        148
  Other                                                  1,040
                                                 --------------
    Total long-term liabilities                          1,188
                                                 --------------

Stockholders' Equity:
  Common stock, $1 par value - 100 shares
   authorized and outstanding                             -
  Capital surplus, paid in                              14,910
  Retained deficit                                        (144)
                                                 --------------
    Total stockholders' equity                          14,766
                                                 --------------

    Total Liabilities and Stockholders' Equity   $      34,594
                                                 ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
INCOME STATEMENT
(Unaudited)




                                                  Three Months    Twelve Months
                                                      Ended           Ended
                                                  December 31,    December 31,
                                                      2000            2000
                                                 --------------  --------------
                                                   (Thousands      (Thousands
                                                   of Dollars)     of Dollars)

Operating Revenues                               $      12,913   $      38,024
                                                 --------------  --------------

Operating Expenses:
  Operation                                             12,480          34,958
  Maintenance                                              180             417
  Depreciation                                             480           1,392
  Taxes other than income taxes                            161             426
                                                 --------------  --------------
       Total operating expenses                         13,301          37,193
                                                 --------------  --------------
Operating (Loss)/Income                                   (388)            831
                                                 --------------  --------------

Other Income                                                35              69
                                                 --------------  --------------

Interest and financing costs                               208             701
                                                 --------------  --------------

      (Loss)/income before income taxes                   (561)            199
                                                 --------------  --------------
Income Tax Expense:
  Federal and state income taxes, net                      115             417
                                                 --------------  --------------

Net Loss                                         $        (676)  $        (218)
                                                 ==============  ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



REEDS FERRY SUPPLY CO., INC.
BALANCE SHEET
(Unaudited)

                                                  December 31,
                                                      2000
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
ASSETS
------
Current Assets:
  Cash                                           $           7
  Accounts receivable                                       77
                                                 --------------
    Total current assets                                    84
                                                 --------------

Long-Lived Assets:
  Organization costs, net                                  267
                                                 --------------
    Total long-lived assets                                267
                                                 --------------

    Total Assets                                 $         351
                                                 ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Accounts payable                               $          77
  Accounts payable to associated companies                 295
                                                 --------------
    Total current liabilities                              372
                                                 --------------

Stockholders' Equity:
  Common stock, $0 par value - authorized
   and outstanding 100 shares                                4
  Capital surplus, paid in                                   3
  Retained deficit                                         (28)
                                                 --------------
    Total stockholders' equity                             (21)
                                                 --------------

    Total Liabilities and Stockholders' Equity   $         351
                                                 =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



REEDS FERRY SUPPLY CO., INC.
INCOME STATEMENT
(Unaudited)




                                         Three Months    Twelve Months
                                             Ended           Ended
                                         December 31,    December 31,
                                             2000            2000
                                        --------------  --------------
                                          (Thousands      (Thousands
                                          of Dollars)     of Dollars)

Operating Revenues                      $         184   $         776
                                        --------------  --------------

Operating Expenses:
  Other                                           184             776
  Amortization                                      5              20
                                        --------------  --------------
       Total operating expenses                   189             796
                                        --------------  --------------

Operating Loss                                     (5)            (20)
                                        --------------  --------------

Net Loss                                $          (5)  $         (20)
                                        ==============  ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



HEC/TOBYHANNA ENERGY PROJECT, INC.
BALANCE SHEET
(Unaudited)

                                                  December 31,
                                                      2000
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
ASSETS
------
Current Assets:
  Cash                                           $       3,102
  Accounts receivable                                      417
  Accounts receivable from affiliated companies            191
                                                 --------------
    Total current assets                                 3,710
                                                 --------------
Long-Lived Assets:
  Other                                                    714
                                                 --------------
                                                           714
    Less: Accumulated provision for depreciation           (41)
                                                 --------------
                                                           673
  Contracts receivable                                  23,035
                                                 --------------
    Total long-lived assets                             23,708
                                                 --------------
     Total Assets                                $      27,418
                                                 ==============

CAPITALIZATION AND LIABILITIES
------------------------------------
Capitalization:
  Common stock, $1 par value - authorized
   and outstanding 100 shares                    $        -
  Capital surplus, paid in                                -
  Retained earnings                                        183
                                                 --------------
    Total common stockholder's equity                      183
  Long-term debt                                        26,477
                                                 --------------
    Total capitalization                                26,660
                                                 --------------
Current Liabilities:
  Accrued interest                                         757
  Accrued taxes                                              1
                                                 --------------
    Total current liabilities                              758
                                                 --------------
    Total Capitalization and Liabilities         $      27,418
                                                 ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



HEC/TOBYHANNA ENERGY PROJECT, INC.
INCOME STATEMENT
(Unaudited)

                                         Three Months    Twelve Months
                                             Ended           Ended
                                         December 31,    December 31,
                                             2000            2000
                                        --------------  --------------
                                          (Thousands      (Thousands
                                          of Dollars)     of Dollars)

Other Income                            $         580   $       1,039
                                        --------------  --------------

Interest and Financing Costs                      513             855
                                        --------------  --------------

Income Tax Expense                                  1               1
                                        --------------  --------------

Net Income                              $          66   $         183
                                        ==============  ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                  December 31,
                                                      2000
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
ASSETS
------
Other Property and Investments:
  Nonutility property, at cost                   $       4,847
  Investment in subsidiary company, at equity                2
                                                 --------------
    Total other property and investments                 4,849
                                                 --------------

Current Assets:
  Accounts receivable                                      415
  Accounts receivable from affiliated companies             11
  Taxes receivable                                       1,672
  Fuel, materials and supplies, at average cost            210
                                                 --------------
    Total current assets                                 2,308
                                                 --------------

Deferred Charges:
  Accumulated deferred income taxes                      1,298
  Goodwill                                                 427
  Miscellaneous work in progress                        13,626
  Other                                                    550
                                                 --------------
    Total deferred charges                              15,901
                                                 --------------

    Total Assets                                 $      23,058
                                                 ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                  December 31,
                                                      2000
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies          $      15,634
  Accounts payable                                          54
  Accounts payable to affiliated companies                 426
  Other                                                    156
                                                 --------------
    Total current liablilities                          16,270
                                                 --------------

Deferred Credits:
  Other                                                     93
                                                 --------------
    Total deferred credits                                  93
                                                 --------------

Stockholders' Equity:
  Common stock, $0 par value - 10,000 shares
   authorized and 200 shares outstanding                     1
  Capital surplus, paid in                               7,881
  Retained deficit                                      (1,187)
                                                 --------------
    Total stockholders' equity                           6,695
                                                 --------------

    Total Liabilities and Stockholders' Equity   $      23,058
                                                 ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
INCOME STATEMENT
(Unaudited)

                                                                   Ten Months
                                                  Three Months        Ended
                                                      Ended       December 31,
                                                  December 31,        2000
                                                      2000             (a)
                                                 --------------  --------------
                                                   (Thousands      (Thousands
                                                   of Dollars)     of Dollars)

Operating Revenues                               $         (16)  $       4,089
                                                 --------------  --------------
Operating Expenses:
  Other                                                    192           4,606
  Depreciation                                              92             460
                                                 --------------  --------------
       Total operating expenses                            284           5,066
                                                 --------------  --------------

Operating Loss                                            (300)           (977)
                                                 --------------  --------------

Other Loss                                                  (4)           (134)
                                                 --------------  --------------

Interest and financing costs                               314             987
                                                 --------------  --------------

       Loss before income taxes                           (618)         (2,098)
                                                 --------------   -------------
Income Tax Benefit:
  Federal and state income taxes, net                     (233)           (911)
                                                 --------------   -------------

Net Loss                                         $        (385)  $      (1,187)
                                                 ==============  ==============

(a) Northeast Utilities acquired Yankee Energy System Inc. on March 1, 2000.

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



SOUTHBRIDGE POWER & THERMAL, LLC
BALANCE SHEET
(Unaudited)

                                                   December 31,
                                                       2000
                                                  --------------
                                                    (Thousands
                                                    of Dollars)
ASSETS
------
Current Assets:
  Accounts receivable                             $         125
  Receivables from affiliated companies                      56
  Other                                                     191
                                                  --------------
    Total current assets                                    372
                                                  --------------

    Total Assets                                  $         372
                                                  ==============


LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies           $         400
  Accounts payable to affiliated companies                  191
  Other                                                      11
                                                  --------------
    Total current liabilities                               602
                                                  --------------

Stockholders' Equity:
  Common stock, $0 par value - authorized
   and outstanding 200 shares                             -
  Capital surplus, paid in                                    2
  Retained deficit                                         (232)
                                                  --------------
    Total stockholders' equity                             (230)
                                                  --------------

    Total Liabilities and Stockholders' Equity    $         372
                                                  ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



SOUTHBRIDGE POWER & THERMAL, LLC
INCOME STATEMENT
(Unaudited)



                                                           Ten Months
                                          Three Months        Ended
                                              Ended       December 31,
                                          December 31,        2000
                                              2000             (a)
                                         --------------  --------------
                                           (Thousands      (Thousands
                                           of Dollars)     of Dollars)

Operating Revenues                       $        -      $       1,249
                                         --------------  --------------

Operating Expenses:
  Other                                           -              1,407
                                         --------------  --------------
       Total operating expenses                   -              1,407
                                         --------------  --------------

Operating Loss                                    -               (158)
                                         --------------  --------------

Other Income                                        15              15
                                         --------------  --------------

Interest and financing costs                         5              30
                                         --------------  --------------

       Income/(Loss) before income taxes            10            (173)
                                         --------------  --------------
Income Tax Expense:
  Federal and state income taxes, net             -                 84
                                         --------------  --------------

Net Income/(Loss)                        $          10   $        (257)
                                         ==============  ==============


(a) Northeast Utilities acquired Yankee Energy System Inc. on March 1, 2000.


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



R.M. SERVICES, INC.
BALANCE SHEET
(Unaudited)

                                                  December 31,
                                                      2000
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
ASSETS
------
Other Property and Investments:
  Nonutility property, at cost                   $       4,173
                                                 --------------
    Total other property and investments                 4,173
                                                 --------------

Current Assets:
  Cash                                                   1,091
  Accounts receivable                                      723
  Accounts receivable from affiliated companies            222
                                                 --------------
    Total current assets                                 2,036
                                                 --------------

Deferred Charges:
  Accumulated deferred income taxes                         55
  Goodwill                                               7,745
  Prepaid pension                                          339
                                                 --------------
    Total deferred charges                               8,139
                                                 --------------

    Total Assets                                 $      14,348
                                                 ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



R.M. SERVICES, INC.
BALANCE SHEET
(Unaudited)

                                                  December 31,
                                                      2000
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies          $       2,458
  Accounts payable                                         175
  Accounts payable to affiliated companies                1063
  Accrued taxes                                            708
  Other                                                     78
                                                 --------------
    Total current liabilities                            4,482
                                                 --------------

Deferred Credits:
  Other                                                    508
                                                 --------------
    Total deferred credits                                 508
                                                 --------------
Stockholders' Equity:
  Common stock, $0 par value - 10,000 shares
   authorized and 200 shares outstanding                     1
  Capital surplus, paid in                               9,298
  Retained earnings                                         59
                                                 --------------
    Total stockholders' equity                           9,358
                                                 --------------

    Total Liabilities and Stockholders' Equity   $      14,348
                                                 ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



R.M. SERVICES, INC.
INCOME STATEMENT
(Unaudited)

                                                                   Ten Months
                                                  Three Months        Ended
                                                      Ended       December 31,
                                                  December 31,        2000
                                                      2000             (a)
                                                 --------------  --------------
                                                   (Thousands      (Thousands
                                                   of Dollars)     of Dollars)

Operating Revenues                               $       1,764   $       6,705
                                                 --------------  --------------
Operating Expenses:
  Other                                                  1,367           5,445
  Depreciation                                             262             668
  Taxes other than income taxes                             10              42
                                                 --------------  --------------
       Total operating expenses                          1,639           6,155
                                                 --------------  --------------

Operating Income                                           125             550
                                                 --------------  --------------

Other Income/(Loss)                                        271            (163)
                                                 --------------  --------------

Interest and financing costs                                39             124
                                                 --------------  --------------

       Income before income taxes                          357             263
                                                 --------------  --------------

Income Tax Expense:
  Federal and state income taxes, net                       34             204
                                                 --------------  --------------

Net Income                                       $         323   $          59
                                                 ==============  ==============

(a) Northeast Utilities acquired Yankee Energy System Inc. on March 1, 2000.

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



                            Northeast Utilities
                             Select Energy, Inc.
                    Select Energy Portland Pipeline, Inc.
                    Northeast Generation Services Company
                       Select Energy Contracting, Inc.
                        Reeds Ferry Supply Co., Inc.
                     HEC/Tobyhanna Energy Project, Inc.
                       Yankee Energy Services Company
                      Southbridge Power & Thermal, LLC
                             R.M. Services, Inc.
                            ERI/HEC EFA-Med, LLC
                           Acumentrics Corporation


                   Notes to Financial Statements (Unaudited)

1.  About Northeast Utilities

Northeast Utilities (NU) is the parent company of the Northeast Utilities system (NU system). The NU system's regulated utilities furnish franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through three wholly owned subsidiaries: The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH) and Western Massachusetts Electric Company (WMECO). Another wholly owned subsidiary, North Atlantic Energy Corporation, sells all of its entitlement to the capacity and output of the Seabrook Station nuclear unit (Seabrook) to PSNH under the terms of two life-of-unit, full cost recovery contracts. A fifth wholly owned subsidiary, Holyoke Water Power Company, also is engaged in the production and distribution of electric power.

Several wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company provides centralized accounting, administrative, information resources, engineering, financial, legal, operational, planning, purchasing, and other services to the NU system companies. Northeast Nuclear Energy Company acts as agent for the NU system companies and other New England utilities in operating the Millstone nuclear units. North Atlantic Energy Service Corporation has operational responsibility for Seabrook. Three other subsidiaries construct, acquire or lease some of the property and facilities used by the NU system companies.

NU Enterprises, Inc. (NUEI) is a wholly owned subsidiary of NU and acts as the holding company for certain of NU's competitive energy subsidiaries. Northeast Generation Company (NGC) was formed to acquire and manage generation facilities. Select Energy, Inc. (Select Energy), Select Energy Portland Pipeline, Inc. (SEPPI), Northeast Generation Services Company and its subsidiaries (NGS), HEC Inc. and its subsidiaries (HEC), and Mode 1 Communications, Inc., engage in a variety of energy-related and telecommunications activities, as applicable, primarily in the competitive energy retail and wholesale commodity, marketing and services fields. Select Energy Contracting, Inc. (Select Energy Contracting), Reeds Ferry Supply Co., Inc. (Reeds Ferry), and the HEC/Tobyhanna Energy Project, Inc., (HEC/Tobyhanna) are wholly owned subsidiaries of HEC. Another company, ERI/HEC EFA-Med, LLC (ERI/HEC), is 50 percent owned by HEC.

Yankee Energy System, Inc. (Yankee) maintains certain wholly owned subsidiaries including Yankee Energy Services Company (YESCO) and R.M. Services, Inc. (R.M. Services). In June 2000, Southbridge Power & Thermal, LLC (Southbridge), another wholly owned subsidiary of Yankee, was sold to an unaffiliated company.

On September 26, 2000, NUEI invested $10 million in Acumentrics Corporation (Acumentrics) in return for a 5 percent ownership share of that company.

Select Energy, SEPPI, NGS, Select Energy Contracting, Reeds Ferry, HEC/Tobyhanna, YESCO, Southbridge, R.M. Services, ERI/HEC, and Acumentrics are "energy-related companies" under Rule 58.

2.  About Select Energy

Select Energy provides both wholesale and retail energy services. Select Energy participates in open-access retail electricity markets in New England, New York and the Mid-Atlantic regions. Select Energy markets electricity, natural gas, oil and energy-related products and services in order to enhance its core electricity service and customer relationships.

Select Energy is a licensed retail electricity supplier in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, and Rhode Island. Select Energy is a registered gas marketer with specific local gas distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, and Rhode Island.

Beginning in January 2000, Select Energy's contract with NGC, to purchase 1,289 megawatts (MW) of capacity and energy significantly reduced the load-following risk and allowed Select Energy to better manage its portfolio profitability. On January 1, 2000, Select Energy began serving one-half of CL&P's standard offer requirement for a 4-year period. Select Energy's obligation to service this load requirement was approximately 2,000 MW beginning in July 2000, when 100 percent of CL&P's customers were able to choose their electric supplier. In addition, beginning in January 2000, Select Energy assumed responsibility for serving 30 market based wholesale contracts, totaling approximately 500 MW, throughout New England with electric energy supply that was previously provided by CL&P and WMECO.

3.  About SEPPI

SEPPI was formed for the purpose of acquiring a 5 percent interest in the Portland Natural Gas Transmission System partnership. Coincident with that acquisition, Select Energy agreed to purchase capacity of 30,000 mcf/day for a 20-year term.

4.  About NGS

NGS was formed to provide management, operation and maintenance services to the electric generation market, as well as to large industrial customers in the Northeast. NGS also provides consulting services which include engineering services, construction management, permitting, and compliance management.

5.  About Select Energy Contracting

Select Energy Contracting, formerly known as HEC International Corporation, designs, manages, and directs the construction of, and/or installation of mechanical, water and electrical systems, energy and other resource consuming equipment.

6.  About Reeds Ferry

Reeds Ferry was acquired by HEC in August 1999 as an equipment wholesaler to purchase equipment on behalf of Select Energy Contracting.

7.  About HEC/Tobyhanna

Effective September 30, 1999, HEC/Tobyhanna was established as a special purpose entity to manage the assets of an Energy Savings Performance Contract at the Tobyhanna Army Depot.

8.  About YESCO

YESCO provides a wide range of energy-related services for its customers. The YESCO controls division provides comprehensive building automation with engineering, installation and maintenance of building control systems.

9.  About Southbridge

Southbridge was formed to operate and manage facilities at the Southbridge Business Center (Center) located in Southbridge, Massachusetts and provided electrical, thermal, compressed air, and heated and wash-water services to tenants at the Center. These services were included in the leases of the tenants at the Center. In June 2000, Southbridge was sold to an unaffiliated company.

10.  About R.M. Services

R.M. Services provides consumer collection services for companies throughout the United States.

11.  About ERI/HEC

ERI/HEC was established on September 30, 2000, by HEC and ERI Services, Inc. to enter into an indefinite delivery/indefinite quantity contract with the United States Navy. ERI/HEC is 50 percent owned by HEC.

12.  About Acumentrics

On September 26, 2000, NUEI invested $10 million in Acumentrics in return for a 5 percent ownership share of that company. Acumentrics is a privately owned producer of advanced power generation and power protection technologies applicable to homes, telecommunications, commercial businesses, industrial facilities, and the auto industry.

13.  Public Utility Regulation

NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935
Act), and the NU system is subject to the provisions of the 1935 Act. Arrangements among the NU system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The operating subsidiaries are subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

14.  Presentation

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

15.  Market Risk And Risk Management Instruments

Select Energy provides both firm requirement energy services to its customers and performs energy trading and marketing activities. Select Energy manages its exposure to risk from existing contractual commitments and provides risk management services to its customers through forward contracts, futures, over-the-counter swap agreements, and options (commodity derivatives).

Select Energy has utilized the sensitivity analysis methodology to disclose the quantitative information for the commodity price risks. Sensitivity analysis provides a presentation of the potential loss of future earnings, fair values or cash flows from market risk-sensitive instruments over a selected time period due to one or more hypothetical changes in commodity prices, or other similar price changes.

Commodity Price Risk - Trading Activities: As a market participant in the Northeast area of the United States, Select Energy conducts commodity-trading activities in electricity and its related products, oil and natural gas and therefore experiences net open positions. Select Energy manages these open positions with strict policies which limit its exposure to market risk and require daily reporting to management of potential financial exposure. Commodity derivatives utilized for trading purposes are accounted for using the mark-to-market method, under Emerging Issues Task Force Issue No. 98-10, "Accounting for Energy Trading and Risk Management Activities." Under this methodology, these instruments are adjusted to market value, and the unrealized gains and losses are recognized in income in the current period in the statements of income as operating expenses - other and in the balance sheets as prepayments and other. The mark-to-market position at December 31, 2000, was a positive $13.8 million.

Under sensitivity analysis, the fair value of the portfolio is a function of the underlying commodity, contract prices and market prices represented by each derivative commodity contract. For swaps, forward contracts and options, market value reflects management's best estimates considering over-the-counter quotations, time value and volatility factors of the underlying commitments. Exchange-traded futures and options are subject to market, based on closing exchange prices.

As of December 31, 2000, Select Energy has calculated the market price resulting from a 10 percent unfavorable change in forward market prices. That 10 percent change would result in approximately a $1 million decline in the fair value of the Select Energy trading portfolio. In the normal course of business, Select Energy also faces risks that are either nonfinancial or nonquantifiable. Such risks principally include credit risk, which is not reflected in the sensitivity analysis above.

Commodity Price Risk - Nontrading Activities: Select Energy utilizes derivative financial and commodity instruments (derivatives), including futures and forward contracts, to reduce market risk associated with fluctuations in the price of electricity and natural gas sold under firm commitments with certain customers. Select Energy also utilizes derivatives, including price swap agreements, call and put option contracts, and futures and forward contracts, to manage the market risk associated with a portion of its anticipated supply requirements.

Gains or losses on derivatives associated with firm commitments are recognized as adjustments to cost of sales or revenues when the associated transactions affect earnings. Gains and losses on derivatives associated with forecasted transactions are recognized when such forecasted transactions affect earnings. If a derivative instrument is terminated early because it is probable that a transaction or forecasted transaction will not occur, any gain or loss as of such date is immediately recognized in earnings.

When conducting sensitivity analysis of the change in the fair value of Select Energy's electricity, oil and natural gas portfolio, which would result from a hypothetical change in the future market price of electricity, oil and natural gas, the fair value of the contracts are determined from models which take into account estimated future market prices of electricity, oil and natural gas, the volatility of the market prices in each period, as well as the time value factors of the underlying commitments. In most instances, market prices and volatility are determined from quoted prices on the futures exchange.

Select Energy has determined a hypothetical change in the fair value for its nontrading electricity, natural gas and oil contracts, assuming a 10 percent unfavorable change in forward market prices. As of December 31, 2000, an unfavorable 10 percent change in forward market price would have resulted in a decrease in fair value of approximately $52 million.

The impact of a change in electricity, natural gas and oil prices on Select Energy's nontrading contracts on December 31, 2000, is not necessarily representative of the results that will be realized when these contracts go to eventual physical delivery.

Select Energy also maintains natural gas service agreements with certain customers to supply gas at fixed prices for terms extending through 2003. Select Energy has hedged its gas supply risk under these agreements through NYMEX contracts. Under these contracts, the purchase price of a specified quantity of gas is effectively fixed over the term of the gas service agreements, which extend through 2002. As of December 31, 2000, the NYMEX contracts had a notional value of $18.8 million and a positive mark-to-market position of $14.9 million.

16.  Special Deposits

Special deposits include cash collateral posted in connection with various power purchase and sales agreements.

17.  Advance from Parent, Non-Interest Bearing

Select Energy received cash advances totaling $29.4 million from NUEI during 1999 and intends to repay the advances upon acquisition of external financing at an unspecified date in the future. No interest is being accrued on these transactions. No advances were received during the three months ended December 31, 2000.



                   QUARTERLY REPORT OF SELECT ENERGY, INC.

                               SIGNATURE CLAUSE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                  NORTHEAST UTILITIES
                  -----------------------------
                  (Registered Holding Company)



              By: /s/ John J. Roman
                  -----------------------------
                  (Signature of Signing Officer)


                  John J. Roman
                  -----------------------------

                  Vice President and Controller
                  -----------------------------

                  Date:  March 28, 2001
                  -----------------------------